MAIL STOP 3561


								January 5, 2006



Mr. Laurence S. Levy
Chief Executive Officer
Rand Acquisition Corporation
450 Park Avenue, 10th Floor
New York, New York 10022


RE:	Rand Acquisition Corporation
	Preliminary Proxy Statement on Schedule 14A
	Amendment No. 1 Filed December 20, 2005
      File No. 0-50908

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment one from our letter of December 2, 2005. Please provide an analysis as to the materiality of the decrease in conversion limits from 20% (as disclosed in the Company`s S-1) to
5%
(as disclosed in the Company`s Preliminary Proxy Statement). It still appears to the Staff that an investor could have rested his or her investment decision on disclosure asserting that Rand would be able to effect a business combination with four times as many shareholders electing conversion than is currently provided in the plans currently set forth by company`s management. Stated differently, an investor could have purchased shares in Rand`s IPO with the understanding that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail, whereas the Company`s pre-effective proxy statement now states that only one holder in twenty electing conversion would cause a business combination to fail.

We note the statement contained in your response letter that you "do not view the disclosure contained in the Company`s Form S-1 and cited by the Staff in comment No. 1 as a guarantee, assurance or suggestion that every business combination would be structured to accommodate conversions of up to 19.99%." However, we continue to note the unequivocal statement contained on page F-8 of Rand`s S-1 (unaddressed in your response letter) as well as the presentation of
Rand`s pro forma net tangible book value upon the conversion of 19.99% of the shares sold in its IPO.

Accordingly, we can not agree with your position that the disclosure contained in Rand`s S-1 is not "a guarantee, assurance or suggestion that every business combination would be structured to accommodate conversions of up to 19.99%."

For your convenience, we again note the following disclosure contained in the Company`s S-1 (we have underlined the portions selectively addressed in your response and added the disclosure immediately preceding the passage already cited on page F-8 in order to place it in better context):

* "We will not proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their
conversion
rights.  Accordingly, we may effect a business combination if public
stockholders owning up to approximately 19.99% of the shares sold in
this offering exercise their conversion rights.  If this occurred, we
would be required to convert to cash up to approximately 19.99% of the 4,000,000 shares sold in this offering, or 799,600 shares of common stock, at an initial per-share conversion price of $5.16, without taking into account interest earned on the trust fund." (p.
7)

* "For purposes of presentation, our pro forma net tangible book value after this offering is approximately $4,125,936 less than it otherwise would have been because if we effect a business combination, the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 19.99% of the aggregate number of the shares sold in this offering..." (p.
20)

*
"With respect to the first Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Proposed Offering. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination." (F-8)

With a view towards disclosure, please specifically address each of the passages reproduced in the three bullet points above with respect to why no reasonable investor would have purchased shares in Rand`s
IPO with the understanding that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail. Additionally, please address why, if an investor did purchase in Rand`s IPO with the understanding just noted, the change to a conversion ratio whereby one holder in twenty electing conversion would cause a business combination to fail would not be material to such investor.

2. We reissue comment two from our letter of December 2, 2005. Please disclose the manner and priority of payments by which funds will be disbursed from the trust account. We note your response that you "have added disclosure as to the manner and priority by which funds will be distributed from the trust account in the sections [beginning on pages 8, 11, and 110]" but we are unable to locate any such added disclosure.

3. Provide additional disclosure in appropriate places to clarify as to the ability of a stockholder to exercise his/her conversion rights in accordance with the company`s treatment of broker non-votes and abstentions. Such disclosure should include, but not be limited to, the means required in order to exercise such rights as well as any timing considerations and/or requirements involved.

Series A Convertible Preferred Stock, page 80

4. With respect to our previous comment 24, we note the analysis you provided us. You state that the preferred stock is perpetual with no maturity and thus resembles equity. However, you also duly address the cumulative dividends on the stock and the liquidation preferences that are consistent with debt contracts. Based on these facts and the other features discussed in your response letter to us, it is not clear to us why you determined that the preferred stock is more closely related to equity as opposed to debt. Please provide us with further clarification as to how you arrived at your conclusion.


Management`s Discussion and Analysis
Liquidity and Capital Resources, page 106

5. We reissue our previous comment 35 as the amount of cash flows from operations as of September 30, 2005, disclosed on this page, does not agree with the balance per the statement of cash flows.

6. On the table on page 108, we note the $10,600,000 in long term obligations due after 2010. Please update "Liquidity and Capital Resources" to disclose the material terms and conditions of this long term obligation. Also, if this amount relates to the convertible preferred notes, provide a footnote to the table disclosing this fact and explain the variance from the amount of $10,060,000 reported on the September 30, 2005 balance sheet.

Audit Report, page F-10

7. We note the independent auditor`s report no longer includes a signature from Deloitte and Touche LLP. Please revise to file the audit report with a signature in accordance with Rule 302 of Regulation S-T.

Financial Statements
Balance Sheet, page F-11

8. With respect to our previous comment 43, we note your revisions.
In accordance with Article 5-02.19 of Regulation S-X, we reiterate our request for you to separately state accrued interest on the face of the balance sheet.

Note 2 - Significant Accounting Policies
Capital Assets, page F-16

9. In your response to our previous comment 46, you discuss the various factors you considered in determining the vessels` depreciable lives. In your response to us and on page 89, you state that management`s view was affected by the fact that the vessels will
not be contributing positively to revenues and cash flows because of
the future costs associated with aging vessels. However, depreciation of the cost of an asset should be allocated over the period services are obtained from the use of the asset (paragraph 5 of ARB 43, Chapter 9C). Please explain to us in further detail how your use of 10 to 15 years complies with authoritative guidance. Since the cost of major repairs is apparently included in drydocking costs and amortized over the period until the next expected drydocking, it is not clear how expected repair costs relates to the depreciation period for the cost of the asset.

10. Expand Note 2 to disclose the specific nature of the various components of capitalized drydock expenditures.

Form 10-KSB as of December 31, 2004

Financial Statements (Note 2 - Initial Public Offering), page F-9

11. With respect to our previous comment 60, we note your revision to
the Management`s Discussion and Analysis in the Schedule 14A and
your
detailed response to us.  Please continue your revisions to page
114
to discuss all significant terms of the underwriter purchase options, including but not limited to the composition of the units underlying the options, the exercise prices of the options and underlying warrants, the terms of any net settlement features, the timing of issuance, and the expiration dates of the options and underlying warrants. Also discuss any future effect the issuance of the options is expected to have on your financial condition and results of operations.

12. We reiterate our request for you to revise the Form 10-KSB to include all of the disclosures requested in our previous comment
60.

Form 8-K filed September 7, 2005

13. In your response to our previous comment 59, you state the financial statements in this Form were in accordance with Canadian GAAP, whereas the financial statements in the Schedule 14A are in accordance with U.S. GAAP. We note your explanation that the most significant differences in revenues were due to two income statement classification issues. Please clarify why the revenue reported in the Canadian GAAP financial statements is $7.2 million less than U.S.
GAAP revenue while the operating expenses in Canadian GAAP are only
$0.678 million less than U.S. GAAP operating expenses. Explain to us why these differences exist and provide us with a schedule reconciling the differences as necessary.

14. For each of the three significant accounting differences discussed in your response to comment 59, please clarify whether you believe the treatment in the historical financial statements provided in the Form 8-K is consistent with Canadian GAAP or whether it is considered an error.

15. Your response to our previous comment 59 provides three explanations for differences in historical financial information considered "the most significant." Please provide us with explanations for all material differences between the information presented in the Form 8-K and the financial statements in the
Schedule 14A. Quantify and explain the nature of each difference. Explain whether each material difference is due to the use of Canadian GAAP or represents a mistake in the financial statements in the Form 8-K.

16. The financial statements included in Exhibit 99.1 do not disclose the use of Canadian GAAP or that they are unaudited. Please tell us why you believe an amended Form 8-K is not required to provide these disclosures and to reconcile the amounts in the presentation.

Exhibits

17. We note your response to comment 61 from our letter of December
2, 2005. It would appear to the Staff that the materials covered by your request for confidential treatment under Rule 83 should have been filed as exhibits evidencing material agreements in your Form 10-QSB for the period ending September 30, 2005. Additionally, we note that Rule 83(b) states: "The provisions of this section shall apply only where no other statute or Commission rule provides procedures for requesting confidential treatment respecting particular categories of information (see, e.g., 17 CFR 240.24b-
2)..." Accordingly, it appears that confidential treatment should have been requested under the procedures outlined in Rule 24b-2 (substantively different from Rule 83). Please amend your Form 10-
QSB for the period ending September 30, 2005 to include such materials as exhibits or provide an analysis as to why such materials should not have been included as exhibits to the above-referenced Form 10-QSB and why confidential treatment should not have been requested pursuant to Rule 24b-2.

18. In connection with the preceding comment, Staff comments, if any, on the related application for confidential treatment will be provided by separate letter. Please be aware that the clearance of the proxy statement is dependent on, among other things, the successful resolution of any issues relating to the confidential treatment application.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Todd J. Emmerman (by facsimile)
      	212.894.5873



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Laurence S. Levy
Rand Acquisition Corporation
January 5, 2006
Page 1